SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                        Comtech Telecommunications Corp.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    205826209
                                 (CUSIP Number)

                                   Gail Segui
                                 105 Baylis Road
                               Melville, NY 11747
                                 (631) 777-8900

  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                 August 07, 2001

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No. 205826209

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Fred Kornberg ###-##-####

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)              (a)
                                    ---
                                 (b)
                                    ---

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      PF

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.

      NUMBER OF         7)    SOLE VOTING POWER
      SHARES                  435,500 (Includes right to acquire 135,500 shares)
      BENEFICIALLY      8)    SHARED VOTING POWER
      OWNED BY                None
      EACH              9)    SOLE DISPOSITIVE POWER
      REPORTING               435,500 (Includes right to acquire 135,500 shares)
      PERSON WITH      10)    SHARED DISPOSITIVE POWER
                              None

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      435,500 (Includes right to acquire 135,500 shares; including 37,500 shares subject to options vesting in 2008.)

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                               [x]
      Excludes 3,000 shares held in a trust for which Mr. Kornberg is a trustee and has a 1% ownership in and for which he disclaims beneficial ownership.

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.7%

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN

                                 Amendment No. 6
                                       to
                                  Schedule 13D

      The information provided below represents amendments or additions to the information provided in the Schedule 13D and amendments previously filed by Mr. Kornberg. The purpose of this Amendment No. 6 is to report the acquisition of additional shares by Mr. Kornberg and the beneficial ownership of certain additional shares of common stock through the grant of stock options. (See exhibit filed.)

Item 3. Source and Amount of Funds or Other Consideration

      The aggregate purchase price for the 34,500 shares, the acquisition of which is reported in this Amendment No. 6 was $103,500. The source of the purchase price was the personal funds of Mr. Kornberg.

Item 4.  Purpose of Transaction
         Hold acquired shares for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a)      See Page 2 of cover page
(b)      See Page 2 of cover page
(c)      See Schedule 1

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /s/ Fred Kornberg
                                    -------------------------
                                    Fred Kornberg

Date: August 20, 2002

                                                                      Schedule 1


Transactions referred to in this Amendment No. 6
-------------------------------------------------

Share Purchases

--------------------------------------------------------------------------------
Date                   # of shares               Price per share     Total Cost
--------------------------------------------------------------------------------
12/12/01                     5,000     (1)                 3.000         15,000
01/28/02                     7,000     (1)                 3.000         21,000
02/28/02                     5,000     (1)                 3.000         15,000
03/31/02                     5,000     (1)                 3.000         15,000
06/26/02                     5,000     (1)                 3.000         15,000
07/31/02                     7,500     (1)                 3.000         22,500
--------------------------------------------------------------------------------
Total:                      34,500                                      103,500
--------------------------------------------------------------------------------

(1) This transaction was the exercise of Incentive Stock Options that had been previously granted to Mr. Kornberg.

Stock Option Grant

Mr. Kornberg has been granted Stock Options under Comtech Telecommunications Corporation Incentive Stock Option plans as shown in the table below. These options are subject to certain terms and agreements and vesting schedules.

--------------------------------------------------------------------------------
Date of Grant          # of shares                Exercise Price            Date
                                                                     Exercisable
--------------------------------------------------------------------------------
08/07/01                    30,000     (1)                14.250             (2)
08/06/02                    70,000     (1)                 8.060             (2)

(1)   Comtech Telecommunications Corp. 2000 Stock Incentive Plan

(2) Exercisable at the rate of 20 percent per year commencing one year from date of grant.